# BOOMBOOM NATURALS INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2023 AND 2022
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
BoomBoom Naturals Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of BoomBoom Naturals Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 29, 2024
Los Angeles, California

**BOOMBOOM NATURALS INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 619,128 | $ | 302,251 |
| Acccounts Receivable, net | | 222,000 | | 265,163 |
| Inventory | | 930,113 | | 487,711 |
| Due from Related Parties | | 278,924 | | 278,924 |
| **Total Current Assets** | | **2,050,165** | | **1,334,049** |
| | | | | |
| **Total Assets** | **$** | **2,050,165** | **$** | **1,334,049** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 367,134 | $ | 69,065 |
| Credit Cards | | 199,032 | | 185,887 |
| Unsecured Revolving Convertible Line of Credit Note | | 887,542 | | 909,178 |
| Shareholder Loan | | 116,091 | | 116,091 |
| Other Current Liabilities | | 8,088 | | 11,998 |
| **Total Current Liabilities** | | **1,577,886** | | **1,292,219** |
| | | | | |
| Promissory Notes and Loans | | - | | - |
| Simple Agreement for Future Equity (SAFEs) | | 748,583 | | 91,000 |
| **Total Liabilities** | | **2,326,470** | | **1,383,219** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Voting Common Stock | | 41 | | 41 |
| Super-Angel Preferred Stock-1 | | 8 | | 8 |
| Super-Angel Preferred Stock-2 | | 5 | | 5 |
| Additional Paid in Capital | | 336,206 | | 333,103 |
| Retained Earnings/(Accumulated Deficit) | | (612,566) | | (382,327) |
| | | | | |
| **Total Stockholders' Equity** | | **(276,305)** | | **(49,170)** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | **$** | **2,050,165** | **$** | **1,334,049** |

*See accompanying notes to financial statements.*

**BOOMBOOM NATURALS INC.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2023** | | **2022** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 4,255,208 | $ | 3,380,149 |
| Cost of Goods Sold | | 2,150,870 | | 1,433,135 |
| Gross profit | | 2,104,338 | | 1,947,014 |
| | | | | |
| Operating expenses | | | | |
| General and Administrative | | 1,039,049 | | 985,416 |
| Sales and Marketing | | 1,143,234 | | 895,042 |
| Total operating expenses | | 2,182,283 | | 1,880,458 |
| | | | | |
| Operating Income/(Loss) | | (77,945) | | 66,556 |
| | | | | |
| Interest Expense | | 14,095 | | 107,219 |
| Other Loss/(Income) | | 138,199 | | (103,840) |
| Income/(Loss) before provision for income taxes | | (230,239) | | 63,177 |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net Income/(Net Loss)** | **$** | **(230,239)** | **$** | **63,177** |

*See accompanying notes to financial statements.*

# BOOMBOOM NATURALS INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| (in , $US) | Voting Common Stock | | Super-Angel Preferred Stock-1 | | Super-Angel Preferred Stock-2 | | Additional Paid In | Retained earnings/ | Total Shareholder |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Capital | (Accumulated Deficit) | Equity |
| **Balance—December 31, 2021** | 4,080,326 | $ 41 | 816,327 | $ 8 | 544,070 | $ 5 | $ 333,550 | $ (445,504) | $ (111,900) |
| Share-Based Compensation | | | | | | | 3,947 | | 3,947 |
| Shareholder Distribution | | | | | | | (4,394) | | (4,394) |
| Net income/(loss) | | | | | | | | 63,177 | 63,177 |
| **Balance—December 31, 2022** | 4,080,326 | 41 | 816,327 | 8 | 544,070 | 5 | 333,103 | $ (382,327) | $ (49,170) |
| Share-Based Compensation | | | | | | | 3,103 | | 3,103 |
| Net income/(loss) | | | | | | | | (230,239) | (230,239) |
| **Balance—December 31, 2023** | **4,080,326** | **$ 41** | **816,327** | **$ 8** | **544,070** | **$ 5** | **$ 336,206** | **$ (612,566)** | **$ (276,305)** |

*See accompanying notes to financial statements.*

**BOOMBOOM NATURALS INC.**
STATEMENTS OF CASH FLOWS
(UNAUDITED)

| For Fiscal Year Ended December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (230,239) | $ | 63,177 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Fair Value adjustment | | 57,583 | | |
| Share-Based Compensation | | 3,103 | | 3,947 |
| Changes in operating assets and liabilities: | | | | |
| Acccounts receivable, net | | 43,163 | | (188,290) |
| Inventory | | (442,402) | | 258,714 |
| Accounts Payable | | 298,070 | | 1,375 |
| Credit Cards | | 13,145 | | (2,288) |
| Other Current Liabilities | | (3,911) | | 3,430 |
| **Net cash provided/(used) by operating activities** | | **(261,486)** | | **140,066** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | - | | - |
| **Net cash provided/(used) in investing activities** | | **-** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Shareholder Distribution | | - | | (4,394) |
| Procceed from issuance of Simple Agreement for Future Equity (SAFEs) | | 600,000 | | |
| Unsecured Revolving Convertible Line of Credit Note | | (21,636) | | 52,655 |
| Repayment of Promissory Note | | - | | (66,310) |
| **Net cash provided/(used) by financing activities** | | **578,364** | | **(18,048)** |
| | | | | |
| Change in Cash | | 316,878 | | 122,017 |
| Cash—beginning of year | | 302,251 | | 180,234 |
| **Cash—end of year** | **$** | **619,128** | **$** | **302,251** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 14,095 | $ | 107,219 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

BoomBoom Naturals Inc. originated on October 10, 2006, established as a Limited Liability Company (LLC) under the appellation Booming Businesses, LLC in the state of California. Subsequently, on July 22, 2020, the organization underwent a legal transformation from an LLC to a Corporation in the state of Delaware. The modified corporate entity is now officially recognized as BoomBoom Naturals Inc.  The financial statements of BoomBoom Naturals Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Los Angeles, California.

The Company specializes in all-natural nasal products, exemplified by our proprietary daily-use nasal stick line featuring rapid-acting vapors and invigorating scents, reflecting our commitment to enhancing respiratory well-being and overall health. The products are made with a blend of menthol and essential oils. Users simply twist off the cap, place the stick by each nostril, and inhale deeply for 1-2 seconds.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $255,920 and $17,195, respectively.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined reserve of $54,355 and 0, respectively, was necessary.

### Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

### Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

### Income Taxes

BoomBoom Naturals Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

### *Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue from the sale of its nasal stick product line.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $1,143,234 and $895,042, which is included in sales and marketing expenses.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 29, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Finished goods | 910,318 | 487,711 |
| Consignment Inventory | 19,795 | - |
| **Total Inventory** | **$    930,113** | **$    487,711** |

## 4.    DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Deposit payable | 4,000 | 4,000 |
| Tax Payable | 4,088 | 7,998 |
| **Total Other Current Liabilities** | $    8,088 | $    11,998 |

## 5.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Voting Common Stock**

The Company is authorized to issue 7,889,603 shares of voting Common Stock at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 4,080,326 shares have been issued and are outstanding.

**Non-Voting Common Stock**

The Company is authorized to issue 750,000 shares of non-voting Common Stock at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, no share has been issued and are outstanding.

**Super-Angel Preferred Stock-1**

The Company is authorized to issue 816,327 shares of Super-Angel Preferred Stock-1 at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 816,327 shares have been issued and are outstanding.

**Super-Angel Preferred Stock-2**

The Company is authorized to issue 544,070 shares of Super-Angel Preferred Stock-2 at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 544,070 shares have been issued and are outstanding.

## 6.    SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan").  The Company reserved 604,524 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2023 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 3.95% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.
The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|---|
| Outstanding at December 31, 2021 | 429,184 | $ | 0.05 | - |
| Granted | 6,045 | | | |
| Exercised | - | | | |
| Expired/Cancelled | - | | | - |
| Outstanding at December 31, 2022 | 435,229 | $ | 0.05 | 7.92 |
| Exercisable Options at December 31, 2022 | 435,229 | $ | 0.05 | 7.92 |
| Granted | - | $ | - | |
| Exercised | - | $ | - | |
| Expired/Cancelled | - | $ | - | |
| Outstanding at December 31, 2023 | 435,229 | $ | 0.05 | 6.92 |
| Exercisable Options at December 31, 2023 | 435,229 | $ | 0.05 | 6.92 |

Stock option expense for the years ended December 31, 2023 and December 31, 2022 was $3,103 and $3,947, respectively.

## 7.    DEBT

**Shareholder Loans**

During the years presented, the Company borrowed money from the shareholder, John Pinto. The details of the loans from the owners are as follows:

| Owner | Principal Amount | Interest Rate | Maturity Date | For the Year Ended December 2023 | | | For the Year Ended December 2022 | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| John Pinto | $ 116,091 | 0.00% | No set maturity | $ 116,091 | | $ 116,091 | $ 116,091 | | $ 116,091 |
| Total | | | | $ 116,091 | $ - | $ 116,091 | $ 116,091 | $ - | $ 116,091 |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

**SAFE(s)**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Principal Amount | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, | |
|---|---|---|---|---|---|---|
| | | | | | 2023 | 2022 |
| SAFEs 2020 | $ 91,000 | Fiscal Year 2020 | $ 15,000,000 | 20% | $ 91,000 | $ 91,000 |
| SAFEs 2023 | $ 600,000 | Fiscal Year 2023 | $ 15,000,000 | 20% | $ 600,000 | $ - |
| Fair Value of SAFEs adjustment | | | | | $ 57,583 | |
| Total SAFE(s) | $ 691,000 | | | | $ 748,583 | $ 91,000 |

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

**UNSECURED REVOLVING CONVERTIBLE LINE OF CREDIT NOTE**

On June 11, 2021, The Company entered into an Unsecured Revolving Convertible Line of Credit Note with REM GLOBAL VENTURES, LLC.  The line bears a simple interest on the outstanding principal amount at the rate of 10.00% per annum. All unpaid interest and principal shall be due and payable on the first anniversary of the date hereof unless the term is extended by mutual agreement, in which case the term will be extended by one year on the same terms. If the Company issues and sells shares of its equity securities ('Equity Securities') to investors ('Investors') while this Note remains outstanding in an equity financing, with total proceeds to the Company of not less than $500,000, then up to $250,000 of the outstanding principal amount and/or accrued and unpaid interest under this Note may, upon the written election of the holder, be converted into Equity Securities sold in the Qualified Financing. The conversion price shall be equal to the lesser of (i) 80.00% of the cash price paid per share for Equity Securities by the Investors in the Qualified Financing, and (ii) the quotient resulting from dividing the Qualified Financing Valuation Cap by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. For the purposes of this Note, 'Qualified Financing Valuation Cap' means the difference of (x) $10,000,000.00 and (y) the sum of (1) the amount of the outstanding principal balance of this Note and any unpaid accrued interest the Holder elects to convert in the Qualified Financing, and (2) the Qualified Financing Cash Investment (if any). As of December 31, 2023, and December 31, 2022, the outstanding balance of the line of credit note is $887,542 and $909,178, respectively.

## 8.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

| As of Year Ended December 31, | 2023 | | 2022 | |
|---|---|---|---|---|
| Net Operating Loss | $ | (68,703) | $ | - |
| Valuation Allowance | | 68,703 | | - |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

| As of Year Ended December 31, | 2023 | | 2022 | |
|---|---|---|---|---|
| Net Operating Loss | $ | (68,703) | $ | - |
| Valuation Allowance | | 68,703 | | - |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $230,239, and the Company had state net operating loss ("NOL") carryforwards of approximately $230,239. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

## 9.    RELATED PARTY

On September 1, 2019, John Pinto issued a promissory note to the company and promised to pay $261,144 on or before the maturity date. The note bears an interest rate of 2.38% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $278,924, and the entire amount is classified under current assets.

In the past, the Company borrowed money from the shareholder John Pinto. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current liability. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $116,091.

## 10.    COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through February 29, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.